Exhibit 99.1

Enlivex Announces Authorization from the Danish Regulatory Agency for the Company’s Randomized, Controlled Phase I/II Trial Evaluating Allocetra in Patients with Knee Osteoarthritis

Nes-Ziona, Israel, April 16, 2024 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced that the Danish Medicines Agency (DKMA) authorized the expansion into Denmark of the Company’s multi-country, randomized, controlled Phase I/II trial evaluating AllocetraTM in up to 160 patients with moderate to severe knee osteoarthritis. As previously announced, the Company received its first regulatory approval for this trial from the Israeli Ministry of Health (IMOH) in January.

The Phase I/II multi-center trial is composed of two stages. The first stage is a safety run-in, open-label dose escalation phase to characterize the safety and tolerability of Allocetra™ injections to the target knee in order to identify the dose and injection regimen for the second, randomized stage. The second stage is a double-blind, randomized, placebo-controlled stage, which the Company expects to initiate following the completion of the safety run-in stage and confirmation by the independent Data and Safety Monitoring Board. In addition to evaluating safety, the blinded randomized stage is statistically-powered to assess the efficacy of Allocetra™ injections into the knee. The Company expects that the primary measurements will evaluate joint-pain and joint-function in comparison to placebo at three months, six months and 12 months after treatment.

Oren Hershkovitz, Ph.D., CEO of Enlivex, commented “We are excited to push ahead with the clinical development of AllocetraTM in osteoarthritis. The approval of the study in Denmark, which is expected to be the leading recruiting country in the trial, marks an important step, as this is the first approval for this trial by a European agency. The Danish sites are experienced in conducting osteoarthritis studies with high recruitment rates and high quality.”

ABOUT KNEE OSTEOARTHRITIS1

Osteoarthritis is by far the most common form of arthritis, affecting more than 32.5 million Americans and more than 300 million individuals worldwide. About half of knees with ACL injuries develop osteoarthritis within 5 to 15 years. 78 million Americans are projected to have osteoarthritis by the year 2040. Symptomatic knee osteoarthritis is particularly prevalent and disabling, with 40% of men and 47% of women developing knee osteoarthritis in their lifetimes. Osteoarthritis accounts for over one million hospitalizations annually in the United States, primarily for total joint replacement. The burden of osteoarthritis is enormous, and the need for treatments that reduce pain and attendant disability for persons with osteoarthritis is critical. There are currently no medications approved by either the U.S. Food and Drug Administration (FDA) or the European Medicines Agency (EMA) that have been demonstrated to arrest, slow or reverse progression of structural damage in the joint.

1 Source: The Arthritis Foundation; Disease modification in osteoarthritis; pathways to drug approval, Katz et. Al., Osteoarthritis and Cartilage Open (2) (2020)

ABOUT ALLOCETRA™

Allocetra™ is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as "unmet medical needs", as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening and life-debilitating conditions. For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Dave Gentry, CEO

RedChip Companies Inc.

1-407-644-4256

ENLV@redchip.com